UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
       This material amendment is filed to (i) extend the Offering Deadline; and (ii) update the Exhibit A- Financial
       Statements with reviewed financials for the year ended December 31, 2021.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Cabinet Health P.B.C.

Legal status of Issuer:

    Form:

    Public Benefit Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 20, 2018

Physical Address of Issuer:

30 Florida Avenue #6, Washington, D.C. 20001, United States

Website of Issuer:

https://cabinethealth.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007--00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

August 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

11 full-time employees.

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$2,222,164	$1,521,058
Cash & Cash Equivalents	$745,729	$307,146
Accounts Receivable	$279,760	$130,579
Short-term Debt	$2,388,145	$1,889,325
Long-term Debt	$0	$1,903,633
Revenues/Sales	$10,308,052	$13,215,534
Cost of Goods Sold*	$4,207,637	$5,714,314
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(3,940,167)	$(2,385,855)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2022

Cabinet Health P.B.C.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Cabinet Health P.B.C. ("**Cabinet Health**", the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Maximum Individual Purchase Amount (3)(4)	$300,000	$18,000	$282,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)	The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)	Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN

CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

<p style="text-align:center">NOTICE REGARDING THE ESCROW AGENT</p>

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://cabinethealth.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Cabinet-Health

The date of this Form C/A is April 27, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Cabinet Health P.B.C. is a sustainable healthcare company, focused on selling over the counter (OTC) medicine and health essentials. The Company was incorporated in Delaware as a corporation on September 20, 2018 under the name of Patel & Gong, Inc. The Company subsequently changed its name to Cabinet Health, Inc. on December 31, 2018. On April 23, 2021, the Company became a public benefit corporation and changed its name to Cabinet Health P.B.C.

The Company is located at 30 Florida Avenue #6, Washington, D.C. 20001, United States. The Company's website is https://cabinethealth.com.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under -Health (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$300,000 +
Offering Deadline	August 15, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,

changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing its Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or

beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Cabinet Health P.B.C. is a sustainable healthcare company focused on selling OTC medicine and health essentials. We provide consumers with the most sustainable packaging in OTC medicine and batch-level quality testing. We sell a variety of products that cover everyday health needs like allergies, cough and cold, digestive health, pain relief and sleep relief. Our products are sold primarily direct to consumers in online channels and we are starting to expand into physical retail in 2022.

Business Plan

The Company plans to significantly expand its business by increasing new product marketing, investing in research and development, and adding new hires. The Company aims to achieve profitability by the fourth quarter of 2022. The capital we raise here will empower us to expand our product development, increase sales and new product marketing efforts and grow out our infrastructure with additional new hires as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cabinet Sustainable OTC Medicine System	First-ever refillable and compostable medicine system where customers receive a permanent glass vessel and medicine refills in a compostable pouch.	Direct to Consumer, Amazon.com, Walmart.com, and select retail pilots (with retail increasing in 2022)
Cabinet Private Label	We supply large companies with the highest quality OTC's that science can offer in their own brand.	Large enterprises

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our market consists of a variety of competitors, the majority of which are established incumbents selling products in environmentally unsustainable packaging. Our focus is to serve American consumers that desire sustainable products in the medicine market, but do not have any options today. We use our supply chain and manufacturing expertise to navigate the complex regulatory pathways to bring non-plastic packaging to market in OTC medicines.

Our main competitors generally fall into the following three categories: traditional retailers with private label OTC brands, direct to consumer upstarts, and newer OTC medicine companies.

Our competitors that are traditional retailers with private label OTC brands include: (i) Walgreens, and (ii) CVS.

Our direct to consumer competitors include: (i) Hims & Hers Health, Inc., which is an American telehealth company that sells prescription and OTC drugs online, as well as personal care products; and (ii) Ro, which is a patient-driven telehealth company that aims to be the patient's first call for all of their healthcare needs using technology.

Our competitors that are newer OTC medicine companies include: (i) Genexa, the first clean medicine company using gluten-free, non-GMO and vegan ingredients; and (ii) Curist Relief, which delivers doctor recommended, FDA approved medicines at less than the brand price.

Customer Base

We sell our products online directly to consumers. Our products reach a variety of customer demographics, but generally the majority fall in the following two groups: (i) sustainability and quality focused consumers that tend to be on the younger side, age 25-40 years old; and (ii) consumers with chronic or recurring conditions that require OTC medicines that tend to slightly older, age 45-60 years old.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/187,826	"Cap Assembly for Reusable Medicine Container, and Uses Thereof"	Patent	May 12, 2021	Pending	USA
29/783,356	Design Application	Patent	June 4, 2021	Pending	United States
29/783,354	Design Application	Patent	June 7, 2021	Pending	United States
29/806,349	Compostable Pouch with Transferrable Expiration and Batch Information	Patent	September 3, 2021	Pending	United States
202116991	Medicine Container	Patent	December 3, 2021	Pending	Australia
202116992	Medicine Container	Patent	December 3, 2021	Pending	Australia
202116993	Medicine Container	Patent	December 3, 2021	Pending	Australia
BR 302021005681-0	Medicine Container	Patent	December 3, 2021	Pending	Brazil
202130745623	Medicine Container	Patent	December 3, 2021	Pending	China
No: 35/002,167	Medicine Container	Patent	December 3, 2021	Pending	Canada, EP, United Kingdom and Japan
No: 35/002,166	Medicine Container	Patent	December 3, 2021	Pending	Canada, EP, United

					Kingdom and Japan
No: 352921-001	Medicine Container	Patent	December 3, 2021	Pending	India
352920-001	Medicine Container	Patent	December 3, 2021	Pending	India
90862995	Cabinet: Logo Marks (Circle 'Stamp')	Trademark	August 3, 2021	Pending	United States
90862596	Cabinet: The Sustainable Healthcare Company	Trademark	August 3, 2021	Pending	United States
90860922	The Sustainable Healthcare Company	Trademark	August 2, 2021	Pending	United States
90863643	The Sustainable Healthcare Co.	Trademark	August 3, 2021	Pending	United States
88241679	"Cabinet:" Text Mark	Trademark	December 26, 2018	Extension Filed for Certain Use Classes	United States
88241826	"Cabinet:" Logo	Trademark	December 26, 2018	Extension Filed for Certain Use Classes	United States
88241730	Making Getting Better, Better	Trademark	December 26, 2018	Extension Filed for Certain Use Classes	United States

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://cabinethealth.com and https://wearecabinet.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. OTC products, such as those the Company sells, may be subject to both federal and/or state regulation and oversight. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Research & Development (1)	40%	$10,000	40%	$428,000
Hiring (2)	30%	$7,500	30%	$321,000
Sales and Marketing (3)	24%	$6,000	24%	$256,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) The Company will continue to make investments in bringing additional OTC and prescription products to market in sustainable packaging. Research and development costs will include new packaging design and development, stability testing for drug types, and expansion of consumable product portfolio.

(2) The Company will continue to build its B2B and enterprise sales team to drive growth in physical retail stores in 2022 and 2023. Key hires include a retail analytics manager, retail sales manager, and operations associate to support continued growth.

(3) The Company will continue to invest in bringing new customers into the Company via paid acquisition channels, primarily Facebook and Google advertising.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Achal Patel	Chief Executive Officer, Co-Founder and Director	CEO and Co-Founder of Cabinet Health P.B.C., 2018 – Present Responsible for sales, operations, and general CEO responsibilities Co-Lead, DC Chapter of Circle of Young Intrepreneurs, 2017 – 2018 Responsible for building a community environment in the city for social entrepreneurs to share ideas and inspire action towards channeling business as a force for social/environmental good. Senior Consultant for Deloitte Consulting, 2017 – 2018 Responsible for establishing strategic vision and alignment, building eminence and partnerships, grassroots business development, and project delivery.	University of Virginia, B.A., Foreign Affairs, History, Pre-Health, 2013
Russell Gong	President, Head of Brand and Product, Co-Founder, Director	Co-Founder and President of Cabinet Health P.B.C., 2018 – Present Responsible for leading Company efforts on product, brand, and overall strategy Infantry Officer, Ranger Qualified, U.S. Army, 2015 – Present Responsible for leading Infantry Soldiers and National Disaster Response efforts Program Director of Deloitte Consulting, 2011 – 2019 Responsible for building and scaling Analytics Studio within Deloitte as well as leading a team focused on building and growing social enterprises around the world. Co-Founder & Creative Producer of Narratale Productions, 2017 – 2019 Responsible for film, photography, and community story telling.	Massachusetts Institute of Technology - Sloan School of Management, Executive Program, Artificial Intelligence, 2017; University of Richmond, B.A., Political Science, Latin American and Iberian Studies, 2011

Carrie Rich	Director	Director of Cabinet Health, Inc., 2021 - Present	Georgetown University, M.S., Health Systems Administration, 2009; Lehigh University, B.A., Science, Technology & Society, Health and Human Development, 2007
		Responsible for board matters and oversight	
		Board of Directors of Trinity Health, 2021 – Present	
		Responsible for board matters and oversight at $18B+ healthcare system	
		Managing Director of Global Impact Fund, 2016 – Present	
		Responsible for leading investment pipeline development, investment strategy, and fund deployment into mission driven businesses	
		Co-Founder and CEO of The Global Good Fund, 2011 – Present	
		Responsible for overseeing and leading The Global Good Funds end to end operations, from fundraising to impact measurement and management, to partnering with world class leaders	
		Faculty of Amani Institute, 2015 – Present	
		Adjunct Professor, School of Nursing George Washington University, 2013 – 2020	

Biographical Information

Achal Patel: Achal is the CEO and Co-Founder of the Company. Achal is a 3rd generation pharmaceutical entrepreneur with deep experience across the pharmaceutical supply chain and broader healthcare value chain. At the Company, Achal leads overall business and finance strategy, supply chain, and healthcare projects. Prior to founding the Company, Achal worked at Deloitte Consulting where he led projects on healthcare strategy and supply chain. At Deloitte, Achal also started a business unit to embed social and environmental impact into the core business of Federal and commercial clients. Achal attended the University of Virginia where he graduated in 2013 with degrees in Foreign Affairs and History, while completing a pre-health track.

Russell Gong: Russ is the President and Co-Founder of the Company. Russ leads Company efforts on product, brand, and overall strategy. Prior to founding the Company, Russ worked at Deloitte Consulting where he led the development and scaling of the firms U.S. Analytics function. At Deloitte, Russ also served as a Program Director for a program that supported and scaled social enterprises around the world, which is where he built his passion for the intersection of purposeful brands and successful businesses. Russ serves in the Virginia National Guard Reserve and is a U.S. Army Infantry Officer, Ranger Qualified. Russ attended the University of Richmond where he graduated in 2011 with degrees in Political Science and Latin American and Iberian Studies.

Carrie Rich: Carries serves on the Board of the Company. She is the co-founder and CEO of The Global Good Fund. At age 26, Carrie felt privileged to have a mentor who invested in her leadership as a young professional. Together, they took the idea of pairing experienced business executives with emerging young social entrepreneurs to create a

worldwide organization. Carrie also serves as the Managing Director of The Global Good Fund's sister company, the Global Impact Fund, a venture capital fund seeking market leading returns by backing social entrepreneurs who are people of color and women. Fundamentally, Carrie's message is about accessibility, how everyday people can empower themselves and others. Carrie is the author of three books, including Health Entrepreneurship: A Practical Guide, and two editions of Sustainability for Healthcare Management: A Leadership Imperative, which became a top 5 business book in Handelsblatt (Germany). Carrie is the recipient of The Daily Record's Most Admired CEO, the EY Entrepreneur of the Year award, and POLITICO Women Who Rule Award. She also serves on the board of Trinity Health, an $18B+ healthcare system. Carrie holds a Masters in Health Systems Administration degree from Georgetown University where she graduated in 2009 and an undergraduate degree from Lehigh University in Health and Human Development where she graduated in 2007.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,622,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 440,469 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"), consisting of 187,982 shares of Series Seed Plus-1 preferred stock (the "**Series Seed Plus-1 Preferred**"), and 266,533 shares of Series Seed Plus-2 preferred stock (the "**Series Seed Plus-2 Preferred**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 103,480 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 932,073.51 shares of Common Stock, 185,809 shares of Series Seed Plus-1 Preferred and 266,533 shares of Series Seed Plus-2 Preferred Stock will be issued and outstanding. Additionally, the Company has 68,597 options to purchase Common Stock issued and outstanding and an additional 34,833 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	932,073.51
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Material Terms	Right to Two Directors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	64.16%

Type	Preferred Stock (includes Series Seed Plus-1 Preferred Stock and Series Seed Plus-2 Preferred Stock)
Amount Outstanding	452,362
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Other Rights	(a) Right to receive highest dividends per share possible equal to dividing the per share dividend payable by the OIP when declared (non-cumulative) by share class
	(b) Liquidation Preference of OIP amount per share plus any dividends declared but unpaid, or an amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock;
	(c) Right to convert into Common Stock at any time at OIP divided by applicable Conversion price per share where both are equal (subject to adjustments);
	(d) Automatic conversion into Common Stock upon $30 million in gross proceeds raised by the Company in a public offering or upon written consent of the requisite holders;
	(e) Protective provisions so long as 220,234 shares of Preferred Stock are outstanding;
	(f) Right to one Director of the Company
	(g) Original Issue Price (OIP):
	   i. Series Seed Plus-1: $22.9995
	   ii. Series Seed Plus-2: $6.9858

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.12%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	68,597
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.72%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO
Amount Outstanding	$8,602
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Working Capital Loan from Ampla
Amount Outstanding	$690,669
Interest Rate and Amortization Schedule	12% The Company repays the creditor 35% of monies received from third party distribution platforms related to the sales of the Company's products
Description of Collateral	Secured
Other Material Terms	Used for inventory purchases only
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Achal Patel	400,000 shares of Common Stock	28.90%
Russell Gong	400,000 shares of Common Stock	28.90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Cabinet Health P.B.C. (the "**Company**") was incorporated in Delaware as a corporation on September 20, 2018 under the name of Patel & Gong, Inc. The Company subsequently changed its name to Cabinet Health, Inc. on December 31, 2018. On April 23, 2021, the Company became a public benefit corporation and changed its name to Cabinet Health P.B.C. The Company is headquartered in Washington, D.C.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $2,500,000 in cash and cash equivalents, leaving the Company with approximately 18 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This material amendment is filed to (i) extend the Offering Deadline; and (ii) update the Exhibit A- Financial Statements with reviewed financials for the year ended December 31, 2021.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$250,000	26,715	Research & Development and General Working Capital	February 14, 2019	Reg. D Rule 506(b)
Common Stock	$20,000	60,000	Research & Development and General Working Capital	February 17, 2020	Section 4(a)(2)
Series Seed - 1 Preferred Stock	$4,266,546	185,506	Research & Development and General Working Capital	April 26, 2021; May 13, 2021; May 19, 2021; September 15, 2021; October 19, 2021	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)*	$1,862,170	26	Research & Development and General Working Capital	Various dates between September 30, 2019 and August 22, 2020	Section 4(a)(2)
Option to Purchase Common Stock	$0	68,597	N/A	September 1, 2021; January 11, 2022	Rule 701

*Converted into 266,533 shares of Series Seed Plus-2 Preferred Stock between April 26, 2021 and June 14, 2021.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Achal Patel, the Company's CEO and Co-Founder, has provided advances to the Company from 2019 through 2021, totaling in the aggregate $8,602. The loans do not carry an interest rate and do not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(b) The Company's main supplier of medicines, Spirit, is majority owned by the Aunt and Uncle of Achal Patel, the Company's CEO and Co-Founder. Neither Spirit, nor Mr. Patel's Aunt and Uncle, own any equity in the Company. All business between the Company and Spirit is conducted on an arms-length basis. Amounts spent with Spirit in 2019 and 2020, represent approximately 35% of Company revenue ($4.5 million and $3.7 million in 2021.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 15, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $5,000,000 by offering to sell up to $5,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $300,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $75,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $75,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Stockholder Agreement, dated as of April 26, 2021, under which the Company, the Key Holders and Preferred Stock investors agreed to, among other things (i) voting provisions regarding the Company's board of directors, including board composition and the rights of Common Stock holders to elect two director and Series Seed Preferred Stock holders to elect one director; (ii) voting to increase authorized Common Stock; (iii) the granting of irrevocable proxies and (iv) a drag-along right.

The Company also is a party to a certain Investors' Rights Agreement, dated as of April 26, 2021, under which the Company and Series Seed Plus Preferred Stock investors agreed to provide (i) certain restrictions on transfer, (ii) certain rights to receive or inspect information pertaining to the Company, and (iii) a right of first offer with respect to certain future stock issuances by the Company of its securities.

The Company also is a party to a certain Right of First Refusal and Co-Sale Agreement, dated as of April 26, 2021, under which the Company, Key Holders and the Series Seed Plus Preferred Stock investors agreed to, among other things (i) a right of first refusal over shares held by Key Holders, (ii) a right of co-sale, (iii) transfer restrictions, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent,

or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Achal Patel
_____
(Signature)

Achal Patel
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Achal Patel
_____
(Signature)

Achal Patel
_____
(Name)

Director
_____
(Title)

April 27, 2022
_____
(Date)

/s/Russell Gong
_____
(Signature)

Russell Gong
_____
(Name)

Director
_____
(Title)

April 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

+1(703) 963-5195

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9720 Capital Court Suite #100
Manassas, VA 20112



Independent Accountant's Review Report

The Board of Directors
CABINET HEALTH P.B.C.
30 FLORIDA AVENUE, NW, UNIT 6
WASHINGTON D.C 20001

We have reviewed the accompanying financial statements of CABINET HEALTH P.B.C., which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended December 31st, 2020 & 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Ser- vices Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of CABINET HEALTH P.B.C. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
04/26/2022

The Otaigbe Group

CABINET HEALTH P.B.C

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

CABINET HEALTH P.B.C.

BALANCE SHEETS

	December 31,	
	2021	2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 745,729	$ 307,146
Payment processor receivable	279,760	130,579
Due from factor	-	174,719
Inventory	1,095,355	848,464
Prepaid expenses and other current assets	56,723	40,832
Total current assets	2,177,567	1,501,740
Property and equipment, net	44,597	19,318
Total assets	$ 2,222,164	$ 1,521,058
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 1,128,432	$ 1,208,916
Accrued expenses	415,317	259,937
Due to related parties	8,602	7,852
Merchant advances	835,794	412,620
Total current liabilities	2,388,145	1,889,325
Loan payable	-	47,355
Future equity obligations	-	1,856,278
Total liabilities	2,388,145	3,792,958
Commitments and contingencies (Note 11)		
Stockholders' deficit:		
Preferred stock, $0.00001 par, 454,535 shares authorized, 452,009 and 0 shares issued and outstanding as of both December 31, 2021 and 2020	5	-
Common stock, $0.00001 par, 1,636,066 shares authorized, 932,074 shares issued and outstanding as of both December 31, 2021 and 2020	9	9
Additional paid-in capital	7,054,554	1,008,472
Accumulated deficit	(7,220,549)	(3,280,382)
Total stockholders' deficit	(165,981)	(2,271,900)
Total liabilities and stockholders' deficit	$ 2,222,164	$ 1,521,058

See accompanying notes, which are an integral part of these financial statements.

CABINET HEALTH P.B.C.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Net revenues	$ 10,308,052	$ 13,215,534
Cost of net revenues	4,207,637	5,714,314
Gross profit	6,100,415	7,501,220
Operating expenses:		
General and administrative	2,732,323	1,561,852
Sales and marketing	6,702,382	8,200,350
Research and development	516,883	18,140
Total operating expenses	9,951,588	9,780,342
Loss from operations	(3,851,173)	(2,279,122)
Other income (expense):		
Interest expense	(140,427)	(106,733)
Other income	51,433	-
Total other income (expense), net	(88,994)	(106,733)
Provision for income taxes	-	-
Net loss	$ (3,940,167)	$ (2,385,856)
Weighted average common shares outstanding - basic and diluted	932,074	923,690
Net loss per common share - basic and diluted	$ (4.23)	$ (2.58)

See accompanying notes, which are an integral part of these financial statements.

CABINET HEALTH P.B.C.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICT)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	**Amount**	**Shares**	**Amount**			
Balances at December 31, 2019	-	$ -	872,074	$ 8	$ 446,991	$ (894,527)	$ (447,527)
Issuance of common stock	-	-	60,000	1	561,482	-	561,482
Net loss	-	-	-	-	-	(2,385,856)	(2,385,856)
Balances at December 31, 2020	-	-	932,074	9	1,008,472	(3,280,382)	(2,271,900)
Conversion of future equity obligations into preferred stock	266,553	3	-	-	1,856,275	-	1,856,278
Issuance of preferred stock	185,506	2	-	-	4,143,702	-	4,143,704
Stock-based compensation expense	-	-	-	-	46,105	-	46,105
Net loss	-	-	-	-	-	(3,940,167)	(3,940,167)
Balances at December 31, 2021	452,059	$ 5	932,074	$ 9	$ 7,054,554	$ (7,220,549)	$ (165,981)

See accompanying notes, which are an integral part of these financial statements.

CABINET HEATLH P.B.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities:		
Net loss	$ (3,940,167)	$ (2,385,856)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	6,795	328
Stock-based compensation	46,105	541,482
Other income - PPP forgiveness	(47,355)	-
Changes in operating assets and liabilities:		
Payment processor receivable	(149,181)	(130,579)
Due from factor	174,719	(174,719)
Inventory	(246,891)	63
Prepaid expenses and other current assets	(15,891)	79,098
Accounts payable	(80,484)	528,827
Accrued expenses	155,380	240,895
Net cash used in operating activities	(4,096,971)	(1,300,460)
Cash flows from investing activities:		
Purchase of property and equipment	(32,074)	(19,646)
Net cash used in investing activities	(32,074)	(19,646)
Cash flows from financing activities:		
Proceeds from related parties	750	119
Proceeds (repayments) from merchant advances, net	423,174	90,776
Proceeds from future equity obligations	-	1,281,278
Issuance of loan payable	-	47,355
Issuance of common stock	-	20,000
Issuance of preferred stock	4,143,704	-
Net cash provided by financing activities	4,567,628	1,439,528
Net increase in cash and cash equivalents	438,583	119,422
Cash and cash equivalents at beginning of year	307,146	187,724
Cash and cash equivalents at end of year	$ 745,729	$ 307,146
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 140,427	$ 106,733

See accompanying notes, which are an integral part of these financial statements.

CABINET HEALTH P.B.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Cabinet Health P.B.C. (the "Company") was originally formed as Patel & Gong, Inc. on September 20, 2018 under the laws of the State of Delaware. On December 2018, the Company changed its name to Cabinet Health, Inc. In April 2021, the Company converted to a public benefit corporation and changed its name to Cabinet Health P.B.C.

The Company sells 30+ over the counter medicines and health essentials focused on environmental sustainability, the highest quality products science can offer, and elevated care over existing OTC medicine options. The Company is headquartered in Washington D.C.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,940,167 and $2,385,855 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $7,220,549 and a working capital deficit of $210,578. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2021 and 2020, the Company had $495,729 and $57,146, respectively in excess of insured amounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Payment Processor Receivable

Payment processor receivable consists of the Company's e-commerce sales that have not yet been received by the Company. As of December 31, 2021 and 2020, the Company had $279,760 and $130,579 in payment processor receivables which was collected in early 2022 and 2021, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. All of the Company's property and equipment were depreciated over five years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal are charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2021 or 2020.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from wholesale and e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues

Cost of net revenues consist of the costs of inventory sold, packaging materials, inbound freight, and customs and duties as well as allocated payroll and overhead costs such as warehouse rent. The Company includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses as noted below.

Sales and Marketing

Sales and marketing expenses includes fulfillment center operations, third-party logistics costs and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the years ended December 31, 2021 and 2020, shipping and handling costs were $48,387 and $135,446, respectively.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $1,673,366 and $2,019,999 for the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those

income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive securities as of December 31, 2021 consisted of the Company's outstanding preferred stock and stock options. As of December 31, 2020, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations (see Note 7).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2021 and 2020.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

CABINET HEALTH P.B.C.

NOTES TO FINANCIAL STATEMENTS

4. **DUE FROM FACTOR**

In May 2020, the Company entered into a factoring agreement for the Company's Amazon account level reserves. During the year ended December 31, 2020, the Company was advanced a total of $3,683,577 and made repayments totaling $3,858,296. As of December 31, 2021, the amount due to factor was $174,179, which was repaid in January 2021 as the relationship ended. Interest expense was $60,268 during the year ended December 31, 2020.

5. **PROPERTY AND EQUIPMENT, NET**

Property and equipment consists of computer equipment, which was purchased in December 2020. Depreciation expense was $6,795 and $328 for the years ended December 31, 2021 and 2020, respectively.

6. **DEBT**

Merchant Advances

During 2021 and 2020, the Company entered into a various merchant advance agreement with lenders. In connection with some agreements, the Company may receive an advance in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables, or payment processor receipts.

As of December 31, 2021 and 2020, the Company's outstanding merchant advances were $835,684 and $412,620, respectively. Loans transactions fees and interest expense pertaining to these agreements were $119,575 and $46,465 during the years ended December 31, 2021 and 2020, respectively.

Loan Payable

In July 2020, the Company entered into a loan with a lender in an aggregate principal amount of $47,355 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is evidenced by a promissory note ("PPP Note"). Subject to the terms of the PPP Note, the note bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments.

In October 2021, the Company was notified of full forgiveness of its PPP loan.

7. **FUTURE EQUITY OBLIGATIONS**

The Company entered into Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $2,403,171 ("Initial SAFEs"). In 2019, the Company entered into SAFEs for an aggregate purchase amount of $575,000 and received an additional $1,281,278 in proceeds from SAFEs in 2020.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap. The SAFEs have valuation cap of $7.25 million. The discount rate is 20%.

If there is a preferred equity financing before the instrument expires or is terminated the Company will automatically issue to the investors a number of preferred shares equal to the purchase amount divided by the conversion price. The conversion price is equal to the a) the lesser of (i) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the preferred stock issued in the next equity financing; and (ii) the quotient resulting from dividing (x) the valuation cap by (y) by the number of dilutive shares outstanding.

Upon the Company's preferred equity financing in 2021 (see Note 8), all outstanding SAFEs were converted into 266,553 shares of preferred stock.

8. STOCKHOLDERS' EQUITY

As of December 31, 2020, the Company was authorized to issue a total of 1,000,000 shares of common stock, $0.00001 par value. In April 2021, the Company's amended and restated certificate of incorporation authorized the Company to issue 1,622,000 shares of common stock and 440,469 shares of preferred stock, of which 173,916 shares are designated as Series Seed Plus-1 preferred stock and 266,553 shares are designated as Series Seed Plus-2 preferred stock. In October 2021, an additional 14,066 shares of preferred stock were authorized.

Rights and Preferences

Dividend rights - Holders of preferred stock, in preference to the holders of the Company's common stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends as defined in the Articles. The dividends are payable only when declared by the Board of Directors, and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's common stock, the holders of the Company's preferred stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of common and preferred shares, on an as converted to common stock, basis.

Conversion rights - The preferred stock shares are convertible, at the option of the holder, into shares of the Company's common stock, based on the conversion rate, as defined in the Articles. As of December 31, 2021, the Preferred Stock was convertible into one share of common stock.

Voting rights - The holders of the Company's preferred stock shall have one vote per share held, on an as converted to common stock basis. Each holder of common stock is entitled to one vote for each share of common stock held.

Transactions

In 2021, the Company issued 187,982 shares of Series Seed Plus-1 preferred stock for net proceeds of $4,143,704. In connection with this raise, all SAFEs were converted into 266,553 shares of preferred stock, resulting in a cumulative number of preferred shares issued to 452,059 shares.

During the year ended December 31, 2020, the Company issued 60,000 shares of common stock for proceeds of $20,000 and services. The Company recorded $541,482 in stock compensation expense, which is included in general and administrative expenses in the statements of operations. During the year ended December 31, 2019, the Company issued 26,715 shares of common stock for proceeds of $250,000, and issued 800,000 shares of founders' common stock.

2021 Equity Incentive Plan

The Company has adopted the Cabinet Health P.B.C. Stock Plan ("2021 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 103,480 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan's inception. As of December 31, 2021, there were 51,780 shares available for grant under the 2021 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period on a monthly basis.

In 2021, the Company granted 51,700 stock options at an exercise price of $7.32 per share. The options were valued using the Black-Scholes option pricing model using the following assumptions: risk-free rate – 1.06%, volatility – 90%, expected term – 5.5 years, dividend rate- 0%. The fair value of the options granted was $271,423, and during 2021 the Company recognized $46,105 in stock-based compensation expense.

9. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $2,332,082 and $1,289,026, respectively. The following table presents the deferred tax assets and liabilities by source:

| | December 31, | |
	2021	**2020**
Deferred tax assets:		
Net operating loss carryforwards	$ 2,225,180	$ 1,222,118
Cash to accrual differences	106,903	66,908
Valuation allowance	(2,332,082)	(1,289,026)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $2,332,082 and $1,289,026 were recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 25.7%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $8,644,832.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

10. **RELATED PARTY TRANSACTIONS**

The Company's founders have provided various advances from the Company. As of December 31, 2021 and 2020, amounts due to the co-founder was $8,602 and $7,852, respectively. advances are non-interest bearing, unsecured and due on demand.

11. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 25, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Republic

Company Name Cabinet Health

Logo



Headline Sustainable healthcare company with $10M+ annual revenue and 113% CAGR ('18-'21)

Slides



CABINET:
We're building the world's most sustainable healthcare company, starting with everyday medicines.
Pain Reliever & Fever Reducer
Daytime Severe Cold & Flu


COLD & FLU
ANALGESICS
DIGESTIVE HEALTH
SLEEP AID
ALLERGY RELIEF




HOW IT WORKS
Magnetic Drug-Facts Label
Child-Resistant Cap
Compostable Refill Pouch
High Quality, Batch-Level Tested Products
Stackable, Shatter-Tested Glass Bottle

Tags

Coming soon, Sustainable, $10M+ revenue, $5M+ raised, Startups, Healthcare, Leading VC-backed, B2C, Minority Founders, Social Impact

Pitch text

Summary

- Building The Sustainable Healthcare Co.™, starting with medicine essentials
- $27.7M cumulative revenue generated on first $6.6M raised
- 113% CAGR from 2018–2021

- 13 patents filed for sustainable medicine packaging system
- 3 Enterprise contracts secured for distribution in 2022
- $22M in revenue projected for 2022
- B-Corporation certified

Problem

The healthcare industry is destroying the environment,

and we don't have a sustainable option.

The healthcare and pharmaceutical industry has created an "Unsustainable Cycle of Healthcare." Today, consumers have no choice but to live with environmentally damaging products, low-quality medicines, and transactional care.



THE UNSUSTAINABLE HEALTHCARE CYCLE

ENVIRONMENTAL DESTRUCTION
QUALITY INFRASTRUCTURE EROSION
TRANSACTIONAL HEALTHCARE
HEALTHCARE INDUSTRY

Environmental Destruction

Approximately 194B plastic medicine bottles are produced each year.* Only 9% are recycled, the rest go into oceans, landfills and directly harm our health

Medicine Quality Issues

There are ~3 drug recalls each day. Only 1% of medicine is quality tested by the FDA.

Transactional Healthcare

3 Billion+ transactions to buy OTC medicine each year. No easy options for personalized care.

We need a sustainable

healthcare option

The problem in detail

Environmental Destruction: Approximately 194B plastic bottles are produced by the pharmaceutical industry annually, with only 9% recycled.

Plastic that is not recycled ends up in our oceans, landfills, or being incinerated. When plastic enters our oceans and landfills, they break down into microplastics that have a direct impact on our health. Plastics that are incinerated release toxins into the air we breathe.

Quality Infrastructure Erosion: Only 1% of medicine in the U.S. is tested and there are ~3 drug recalls a day.

The rapid growth of our healthcare needs are exceeding the quality infrastructure required to protect us. Not only are healthcare and medicine industries destroying the environment, but they cut corners in quality to do it.

Transactional Healthcare: 3B+ over-the-counter medicine purchases annually in the U.S., with no care.

When it comes to our personal healthcare and medicine needs, we're mostly on our own. Today, people are unable to tell the difference between COVID-19, allergies, colds, or the flu; and the vast majority of us have no one to ask for help. This is only a small example of how transactional care in health causes deep problems. There are 3B+ transactions of over-the-counter medicines a year and they're treated just like buying shampoo or razor blades. Consumers have no one to help guide them to plans or products that can address their health issues.

We should never have to compromise on our personal health or the health of our planet.

And yet, over the last 2 years, Covid has accelerated this unsustainable cycle: there are now more masks in the ocean than jellyfish, the FDA has been focused on the pandemic vs. improving medicine quality infrastructure, and we're making healthcare transactions while healthcare workers are stretched thin.

We need to act now to break this unsustainable cycle.

"194B plastic bottles" based on market research and internal industry knowledge

Solution

The Sustainable Healthcare Company

Healthcare that is better for you and better for the planet.

Cabinet is a healthcare company that delivers innovative, sustainable packaging, higher quality medicine, and personalized care.



CABINET: THE SUSTAINABLE HEALTHCARE CO™

→ Sustainable Packaging & Supply Chain   → High Quality Medicines   → Personalized Care



Sustainable
Packaging & Supply Chain

Cabinet is one of the only sustainable options in pharmaceuticals

→ Inventors of first fully compostable packaging system in pharmaceuticals

→ 5+ years of research to achieve medicine compostable packaging & plastic negative status

→ Built on multi-generational, ethical manufacturing & pharmaceutical supplychain



High Quality
Medicines

Cabinet makes high quality medicines through leading science

→ Quality sourcing & manufacturing

→ All medicines are independently verfied free of carcinogens, toxins, heavy metals & allergens

→ 100% batch-level tested medicines; compared to only 1% of medicine in US tested by FDA for quality



Personalized
Care & Support

Dedicated to personalizing care and support for our customers

→ 24/7 access to a pharmacist

→ Root cause and symptom support starting with common ailments

→ OTC as a front door for broader healthcare services

Product

✅ **Smart, refillable medicine system with 13 patents filed**

✅ Sustainable pharmaceutical packaging with IP on packaging performance by product

✅ 3rd party batch-level tested medicine


01 Smart Refillable Medicine System
Order a bottle, refill medicine plastic-free
Magnetic Drug-Facts Label
Compostable Refill Pouch
High Quality, Batch-Level Tested Medicine
Child-Resistant Cap
Stackable, Shatter-Tested Glass Bottle
Scan QR code to access full drug facts and a healthcare professional
CABINET:
Hi Adam, how can I help with your medication?

02 Sustainable Pharmaceutical Packaging

13 PATENTS + COUNTING

Cabinet proprietary packaging can empower the entire healthcare industry to eliminate single-use plastic in medicine



PACKAGE NOT CHILD-RESISTANT
CABINET:
Nasal Decongestant
Active Ingredient: PHENYLEPHRINE HCl 10 MG
Non-Drowsy
COMPOSTABLE REFILL POUCH
1 x Magnetic Label
1 x Drug Facts Booklet
Metallized Compostable Print Film
Compostable Adhesive
Compostable Sealant Film

Healthcare Application

- Cold & Flu
- Analgesics
- Digestive Health
- Sleep Aid
- Allergy Relief
- Supplements
- Prescriptions SUMMER 2022

Packaging Innovation

- Moisture & Oxygen Protection
- Heat Protection
- Sterility and Cleanliness
- Application to FDA regulated products

Sustainability

- 100% Industrial Compostable Materials
- 100% Backyard Compostable Materials
- BPI Certified Prelamination











03 Premium Medicine Essentials

Cabinet manufactures and independently, batch-level quality checks all of our medicines



		CABINET:	Everyone else
FDA	FDA Certified Active Ingredients	✓	✓
	3rd party quality tested	✓	⊘
	Batch-level tested	✓	⊘
	Carcinogen-free verified	✓	⊘
	Allergen-free verified	✓	⊘
	Gluten-free verified	✓	⊘
Certified B Corporation	B-corp Certified	✓	⊘

04

Product Portfolio

Cabinet sells over-the-counter medicines, dietary supplements and prescriptions. Customers can purchase recommended presets or build their own bundles.


COLD & FLU
ANALGESICS
DIGESTIVE HEALTH
SLEEP AID
ALLERGY RELIEF
SUPPLEMENTS
PRESCRIPTIONS
SUMMER 2022
Natural Sleep Aid

DIETARY SUPPLEMENTS | OTC MEDICINES | PRESCRIPTIONS (SUMMER 2022 ONWARDS)

Chronic Conditions: IBS, Celiac Disease, Acid Reflux, Migranes, Daily Allergies

Common Ailments: Allergies, Sleep Relief, Digestive Health, Cough and Cold, Pain Relief

Life Moments: New Parents, New Homes, Travel

Traction

Generated $27.7M in cumulative revenue on our first $6.6M raised

We are just getting started on building towards the future of sustainable healthcare.

Cabinet has steadily grown since our founding in 2018. Our anticipated growth in 2022 continues with the launch of 3 additional enterprise contracts (2 Retail and 1 Sustainable Private Label), and product portfolio expansion in our e-commerce channel. By early 2023, we will launch nationally in retail.



Cabinet Enterprise Contracts & Pipeline

$1.9M

Enterprise sales
contracted for 2022

We are launching multiple blue-chip
distribution partnerships in Q1/Q2 2022.

$10.1M

In additional enterprise sales
in the pipeline for 2022.

There are significant expansion
opportunities within the enterprise
relationships we have established.

Cabinet IP Base
Existing & Future

IP CATEGORY	PRODUCT & BRAND	DRUG LEVEL STABILITY DATA	OTC USAGE DATA
DESCRIPTION	**11 Patents** filed for utility and design of product system **7 Trademarks** for capturing market position as The Sustainable Healthcare Co.	**Current:** Product level data for 25 drug molecules applied to our sustainable packaging **Future:** Product level data for additional 100+ drug molecules applied to packaging system	**Current:** Building one of the largest OTC usage datasets in the world. Currently have 1M+ transactions of OTC usage and demographic information **Future:** Continue to layer in qualitative and quantitative patient data to personalize OTC and drug recommendations
APPLICATION / MONETIZATION	Cabinet product system sold in e-commerce, enterprise and retail	Commercialize products in sustainable packaging safe for pharmaceutical usage	Partnerships with insurers/ employers responsible for patient outcomes and costs Personalization of medicine recommendations based on patient Development of net new formulations based on efficacy by user

Cabinet is a Leader
In Sustainable Healthcare



INSIDER

This four-month-old DTC health company is riding the over-the-counter medication surge with an Uber partnership, dynamic pricing, and a COVID "preparedness kit"

Bethany Biron May 26, 2020, 1:57 PM

Entrepreneur
The World Needs You!
Let's Shape the Future Together—
STARTING NOW!

THE ENTREPRENEURS
Eureka 206: Cabinet
17 July 2020
In 2019, Russell Gong and Achal Patel launched Cabinet, a New York-based company selling ethically made over-the-counter health essentials. During lockdown in the US, Cabinet partnered with Uber to ensure safe delivery of its products.

Forbes BYRDIE RollingStone Health

WELL+GOOD REFINERY29 InStyle TRAVEL+LEISURE

BUSINESS INSIDER GQ People Entrepreneur

In 2020, Cabinet outperformed the revenue plan by $6M due to a rapid demand increase from the COVID-19 pandemic. The strength of our supply chain enabled us to serve customers during this time and drove a revenue bump for our business. Our foundation of revenue (aside from this Covid 'bump') has steadily grown year-over-year since 2018.

Alongside revenue growth, we have built a strong and growing IP base around our product system, brand, and drug-level R&D data (required to commercialize products in new packaging). While we have grown The Sustainable Healthcare Company, we have also built one of the largest OTC usage datasets in the U.S. Given our e-commerce focused distribution, we have a deep understanding of who purchases our products and why. This data has and will continue to inform product development and expansion in the future.

Customers

For our customers, Cabinet is a no-brainer:

A more sustainable, better looking and higher quality option for their everyday medicine essentials.

Target customers for growth in 2022 and 2023:



SUSTAINABILITY-FOCUSED

Consumers who shop sustainable brands in adjacent categories represent approximately 16% of the market share in consumer goods. Today, Cabinet is their only sustainable option in OTC medicines, providing these 40M+ potential customers an opportunity to reduce their plastic waste, without compromising on the quality of products for their homes.



QUALITY-CONSCIOUS MEDICINE PURCHASERS

4% of Americans have some form of allergy that impacts their dietary and medicinal choices. With a focus on 100% batch-level testing, Cabinet is positioned to serve these consumers, along with a broader audience of quality-conscious medicine purchasers (pharmacists, physicians, and other healthcare workers).



ENTERPRISES WITH SUSTAINABILITY AMBITIONS

Beyond our e-commerce business, large enterprises have purchased Cabinet for the same reasons as individual consumers—they're seeking a more sustainable and high-quality option for their existing distribution channels. As we move towards a more sustainable healthcare system overall, these enterprise partners represent revenue scale and mission impact for Cabinet.

Business Model

We sell our products across 3 sales channels,

with revenue streams that will diversify as we grow.

Cabinet
Business model

Sales Channel	Revenue Generation	Impact
E-COMMERCE	Sale of sustainable products, memberships, and services direct to customers.	Reduced plastic usage for OTC, dietary supplement, and prescription products
RETAIL	Sale of sustainable products to retailers for distribution to target consumers.	Reduced plastic usage for OTC products and dietary supplements in retail stores
SUSTAINABLE PRIVATE LABEL	Sale of high-quality medicine to large enterprises with an existing brand, with roadmap to convert to sustainable packaging.	Reduced plastic usage for pharmaceutical industry for OTC, dietary supplement, and prescription products



Revenue & Sustainable Healthcare Impact

Cabinet Expected Revenue by Sales Channel

Sales Channel	2021	2022	2023
E-COMMERCE	$10.3M	$17.0M	$35.0M
RETAIL	Not Launched	$3.8M	$21.1M
SUSTAINABLE PRIVATE LABEL	$28k	$1.6M	$9.5M

We sell 30+ products across 5 core categories of health: allergy relief, cough and cold, digestive health, sleep relief, and pain relief. These products are sold in 3 primary channels (E-Commerce, Retail, and Sustainable Private Label), which we'll continue to diversify in 2022 and beyond.

Our deep supply chain expertise combined with a first to market advantage on sustainability packaged OTC medicine has enabled us to secure retail and sustainable private label contracts in 2022, with plans to launch retail nationally in early 2023.

In 2024 and beyond, we anticipate retail growth to outpace our other sales channels as it achieves overall scale.

Market

We are in a $378B market that is growing 8.9% annually,

at the intersection of digital healthcare and sustainability trends.


Cabinet is at the Intersection of
Digital Healthcare & Sustainability
Sustainable Brands lead the way
84% of American shoppers are concerned about plastic and packaging waste
THE SUSTAINABLE HEALTHCARE CO™
Digital Health Adoption is Rocketing
Digital health adoption rose from 11 to 46% from 2019 to 2021


The medicine market is large, rapidly growing, and has a large and unserved sustainability and quality focused audience
OTC and Prescription Medicine Market in United States
$378B
Sustainability and quality focused consumers
$60.9B
Market Opportunity Currently Unserved
PRESCRIPTION GLOBAL MARKET GROWING AT 8.9% CAGR THRU 2027

Market Trends in Detail

Sustainable brands lead the way: Consumers are voting with their wallets to buy from brands that align with their values. Sustainable brands lead growth in consumer products. Over the last 5 years, 55% of market growth in consumer goods has come from sustainable brands, despite just representing 16% of market share.

Digital health adoption is rocketing: Consumer awareness of public health is at an all-time high, and consumers are willing to try new forms of care delivery at unprecedented rates. Adoption of telehealth increased from 11% to 46% from 2019 to 2021.

The medicine market is large and rapidly growing: The U.S. OTC and Prescription market are $378B, with no sustainable healthcare brands in the market. That represents a $60.9B market opportunity to serve sustainability and quality-focused consumers. Meanwhile, the global prescription market is growing at 8.9% annually.

Competition

One of the only healthcare companies competing on sustainability and quality


Cabinet Competitive Positioning
We are building a new category in medicine — sustainable, high quality, and good value
SUSTAINABILITY
QUALITY
No Medicine Products Available
A New Category of Medicine
CABINET: THE SUSTAINABLE HEALTHCARE CO™
Private Label Medicines
Brand-Name Medicines

Cabinet was built with a unique
set of capabilities that create
a defensible and financially
sustainable business model

	CABINET:	PRIVATE LABEL DRUGS	BRAND NAME DRUGS
Deep Supply Chain and Manufacturing Expertise	✓	⊘	✓
Environmentally Sustainable and High-Quality Product	✓	⊘	⊘
Humanized Brand	✓	⊘	⊘
Unique/Owned Distribution	✓	✓	✓
Product Patents, IP, and Regulatory Expertise	✓	⊘	✓
Prescription Ready Digital Health Platform	✓	⊘	⊘

Cabinet capabilities in detail:

- Supply chain built on 55 years of manufacturing expertise, which enables product innovation and built-in scale for retail launches and sustainable private label sales channels

- Differentiated product system focused on sustainability, quality, and design

- 13 patents filed with extensive R&D to commercialize products in non-plastic packaging

- A humanized brand - being care-centric is a core value of Cabinet, understanding the transactional nature of the OTC experience today, we have built a competitive advantage on treating our customers the way we treat our own families.

- Exclusive distribution partnerships slated for 2022 and beyond, enabling Cabinet to reach a mass-market audience

- Deep regulatory expertise in bringing different drug formats to market, including prescriptions in 2022

- Digital healthcare platform built in-house by a team of healthcare and technology experts. This platform enables us to launch prescription and tele-health services through our website when desired

Vision

Aiming to build the world's most sustainable healthcare company

We believe in a future world where:

→ Single-use plastic is no longer used in healthcare

→ Medicine is safer for you and your family

→ Your healthcare journey is no longer a transaction, but a moment of care



CABINET: THE SUSTAINABLE HEALTHCARE CO™

Investors

Backed by leading VC investors looking for market-leading returns

that also drive meaningful societal value.

Our investors consist of leading firms and an extensive network of CEO/Founders/Operators in Digital Healthcare and Consumer Goods.

Co-Invest with Leading
Ventures Firms & Operators

techstars_   Gaingels     SOGAL   GLOBAL IMPACT FUND

Founders

The right team for the market opportunity

Our founding team represents expertise spanning medicine manufacturing, retail launch and scaling, mission-driven brand building, and digital healthcare.



Achal Patel
CO-FOUNDER & CEO

3rd generation healthcare entrepreneur with family roots in acetaminophen manufacturing and OTC medicine distribution. Previously worked at Deloitte Consulting leading projects in Healthcare Strategy and Supply Chain.





Russell Gong
CO-FOUNDER & PRESIDENT

Social entreprenuer and US Army Veteran, Russ has 15+ years of experience building purpose-driven companies. He specializes in building products and services designed to combat the effects of climate change.





Nalini Boodoosingh
HEAD OF RETAIL & BUSINESS DEVELOPMENT

Retail and Business Development Leader with experience launching and scaling consumer product in retail stores to $100M+ in revenue. Previously worked at Harry's, Unilever, and Nielsen.





Tyler Martin
HEAD OF DIGITAL & ANALYTICS

Digital healthcare leader with product design and development expertise. Previously worked at Penn Medicine, Deloitte Consulting, and numerous startups.



Team

 Achal Patel — CEO and Co-Founder

 Russell Gong — Co-Founder & President

 Megan Young — Head of Marketing

 Nalini Boodoosingh — Head of Retail & Business Development

	Tyler Martin	Head of Digital & Analytics
	Joanna Tam	Pharmacist
	Mary Kate Kloeblen	Head of Operations
	Tiff Luk	Community Manager
	Emily McMachen	Creative Production Manager
	John Sylvester	Product Manager
	Vandana Patel	Clinical Advisor
	Carrie Rich	Board Member & Impact Advisor
	Ken Goldberg	Advisor - Finance and Business Development
	Raj Malik	Advisor - Legal and Business Development
	Rhett Woods	Advisor - Design and Business Development

Perks

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FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CABINET HEALTH P.B.C.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Cabinet Health P.B.C., a Delaware public benefit corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $75,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

        (a)   **Equity Financing**.

                (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

                (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means preferred stock, par value $0.00001 per share, of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the

underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the

underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)　　All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Washington, D.C.. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

CABINET HEALTH P.B.C.
By:
Name: Achal Patel
Title: Chief Executive Officer
Address: 30 Florida Avenue #6, Washington, D.C. 20001, United States
Email: achal@wearecabinet.com

INVESTOR:
By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Cabinet Health P.B.C. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Cabinet Health P.B.C. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                 Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:

By:
Name:
Date:

EXHIBIT D

Video Transcript

Cabinet Health Republic Video Transcript

Our mission at Cabinet Health is to make getting better, better.

Starting with the world's first sustainable refillable medicine system. Why did we start Cabinet? The healthcare industry is supposed to improve our health but it is one of the most environmentally destructive industries in the world. We are here to change that. Here are the three reasons why we started Cabinet

First we have a plastic problem.

[News Clip] We know plastics are terrible for the environment... in an underwater paradise a plastic nightmare... adding to an already staggering amount of plastic waste coming from our healthcare system

The healthcare and medicine industry produce upwards of 190 billion medicine bottles per year out of which only three to seven percent are recycled while the rest go into oceans, landfills, the air we breathe, and the food we eat. That means up to 90% of plastic medicine bottles ever made go back into the environment. Worse it also means that the process designed for medicines to heal us is coming back full circle to harm us.

[News Clip] German researchers found much higher rates of plastic particles in arctic sea ice... it is impossible to keep this out of the food chain what the fish have eaten you and I are going to.

Now that's just the plastic. To keep up with growth healthcare and pharmaceutical companies are cutting corners in quality. Today only one percent of all medicine in the united states is actually tested by the food and drug administration the rest are held up by a self-reported control system and because of this there are roughly three to five drug recalls every single day due to the eventual detection of carcinogens, heavy metals, and harmful substances found in the medicines manufactured by large corporations.

What's crazy is that food, drink, and automotive industries all have independent quality processes but medicine does not.

Last, the pandemic has brought an international discussion about the quality of healthcare coverage to the front of our minds. Americans make roughly 3 billion trips to pharmacies every year and those visits are rarely accompanied with care. It is so hard to have an expert to actually talk to, to guide us through healthcare questions whether we have a cold, the flu or COVID.

With these three factors in mind: environmental sustainability, quality medicines, and personalized care we created a new way of getting better. Today cabinet sells medicines and supplements in specially designed sustainable packaging that is 100% compostable. Customers simply order a set, refill sustainably, and have access to 24/7 care for any questions or

concerns. We bring the highest quality medicine to our customers through ethical manufacturers and independent batch-level quality testing, making every cabinet product the highest quality and 100% free of harmful substances. It shouldn't be so hard to find answers for simple questions which is why we provide personalized care by answering customer questions 24/7 through our network of pharmacists, nurses, and care teams. No one should choose between their healthcare and the environment. Cabinet Health creates a path forward and brings our sustainable medicine packaging not just to our customers but to the entire industry. We're a team of healthcare and sustainability experts on a mission to make getting better, better. Join us in building a healthcare system that's better for you and better for the planet.

EXHIBIT E

Testing the Waters Communications



Republic



Company Name

Cabinet Health

Logo



Headline

Sustainable healthcare company with $10M+ annual revenue and 113% CAGR ('18-'21)

Slides



CABINET:
We're building the world's most sustainable healthcare company, starting with everyday medicines.
Pain Reliever & Fever Reducer
Daytime Severe Cold & Flu


COLD & FLU
ANALGESICS
DIGESTIVE HEALTH
SLEEP AID
ALLERGY RELIEF




HOW IT WORKS
Magnetic Drug-Facts Label
Compostable Refill Pouch
Child-Resistant Cap
High Quality, Batch-Level Tested Products
Stackable, Shatter-Tested Glass Bottle
CABINET
Pain Reliever

Tags	Coming soon, Sustainable, $10M+ revenue, $5M+ raised, Startups, Healthcare, Leading VC-backed, B2C, Minority Founders, Social Impact

Pitch text

Summary

- Building The Sustainable Healthcare Co.™, starting with medicine essentials
- $27.7M cumulative revenue generated on first $6.6M raised
- 113% CAGR from 2018–2021

- 13 patents filed for sustainable medicine packaging system
- 3 Enterprise contracts secured for distribution in 2022
- $22M in revenue projected for 2022
- B-Corporation certified

Problem

The healthcare industry is destroying the environment,

and we don't have a sustainable option.

The healthcare and pharmaceutical industry has created an "Unsustainable Cycle of Healthcare." Today, consumers have no choice but to live with environmentally damaging products, low-quality medicines, and transactional care.



THE UNSUSTAINABLE
HEALTHCARE CYCLE

ENVIRONMENTAL DESTRUCTION

QUALITY INFRASTRUCTURE EROSION

TRANSACTIONAL HEALTHCARE

HEALTHCARE
INDUSTRY

Environmental Destruction

Approximately 194B plastic medicine bottles are produced each year.* Only 9% are recycled, the rest go into oceans, landfills and directly harm our health

Medicine Quality Issues

There are ~3 drug recalls each day. Only 1% of medicine is quality tested by the FDA.

Transactional Healthcare

3 Billion+ transactions to buy OTC medicine each year. No easy options for personalized care.

We need a sustainable

healthcare option

The problem in detail

Environmental Destruction: Approximately 194B plastic bottles are produced by the pharmaceutical industry annually, with only 9% recycled.

Plastic that is not recycled ends up in our oceans, landfills, or being incinerated. When plastic enters our oceans and landfills, they break down into microplastics that have a direct impact on our health. Plastics that are incinerated release toxins into the air we breathe.

Quality Infrastructure Erosion: Only 1% of medicine in the U.S. is tested and there are ~3 drug recalls a day.

The rapid growth of our healthcare needs are exceeding the quality infrastructure required to protect us. Not only are healthcare and medicine industries destroying the environment, but they cut corners in quality to do it.

Transactional Healthcare: 3B+ over-the-counter medicine purchases annually in the U.S., with no care.

When it comes to our personal healthcare and medicine needs, we're mostly on our own. Today, people are unable to tell the difference between COVID-19, allergies, colds, or the flu; and the vast majority of us have no one to ask for help. This is only a small example of how transactional care in health causes deep problems. There are 3B+ transactions of over-the-counter medicines a year and they're treated just like buying shampoo or razor blades. Consumers have no one to help guide them to plans or products that can address their health issues.

We should never have to compromise on our personal health or the health of our planet.

And yet, over the last 2 years, Covid has accelerated this unsustainable cycle: there are now more masks in the ocean than jellyfish, the FDA has been focused on the pandemic vs. improving medicine quality infrastructure, and we're making healthcare transactions while healthcare workers are stretched thin.

We need to act now to break this unsustainable cycle.

"194B plastic bottles" based on market research and internal industry knowledge

Solution

The Sustainable Healthcare Company

Healthcare that is better for you and better for the planet.

Cabinet is a healthcare company that delivers innovative, sustainable packaging, higher quality medicine, and personalized care.



CABINET: THE SUSTAINABLE HEALTHCARE CO™

→ Sustainable Packaging & Supply Chain   → High Quality Medicines   → Personalized Care



Sustainable
Packaging & Supply Chain

Cabinet is one of the only sustainable options in pharmaceuticals

→ Inventors of first fully compostable packaging system in pharmaceuticals

→ 5+ years of research to achieve medicine compostable packaging & plastic negative status

→ Built on multi-generational, ethical manufacturing & pharmaceutical supplychain



High Quality
Medicines

Cabinet makes high quality medicines through leading science

→ Quality sourcing & manufacturing

→ All medicines are independently verfied free of carcinogens, toxins, heavy metals & allergens

→ 100% batch-level tested medicines; compared to only 1% of medicine in US tested by FDA for quality



Personalized
Care & Support

Dedicated to personalizing care and support for our customers

→ 24/7 access to a pharmacist

→ Root cause and symptom support starting with common ailments

→ OTC as a front door for broader healthcare services

Product

✅ **Smart, refillable medicine system with 13 patents filed**

✅ Sustainable pharmaceutical packaging with IP on packaging performance by product

✅ 3rd party batch-level tested medicine


01 Smart Refillable Medicine System
Order a bottle, refill medicine plastic-free
Magnetic Drug-Facts Label
Compostable Refill Pouch
Child-Resistant Cap
High Quality, Batch-Level Tested Medicine
Stackable, Shatter-Tested Glass Bottle
Scan QR code to access full drug facts and a healthcare professional
CABINET:
Hi Adam, how can I help with your medication?

02 Sustainable Pharmaceutical Packaging

13 PATENTS + COUNTING

Cabinet proprietary packaging can empower the entire healthcare industry to eliminate single-use plastic in medicine



PACKAGE NOT CHILD-RESISTANT
CABINET:
Nasal Decongestant
Compare to the active ingredient in: Sudafed PE® Congestion*
Active Ingredient: PHENYLEPHRINE HCl 10 MG
Non-Drowsy
Relieves: Sinus and Nasal Congestion Sinus Pressure
COMPOSTABLE REFILL POUCH
Includes:
100 x Tablets
1 x Magnetic Label
1 x Drug Facts Booklet
Metallized Compostable Print Film
Compostable Adhesive
Compostable Sealant Film

Healthcare Application

- Cold & Flu
- Analgesics
- Digestive Health
- Sleep Aid
- Allergy Relief
- Supplements
- Prescriptions SUMMER 2022

Packaging Innovation

- Moisture & Oxygen Protection
- Heat Protection
- Sterility and Cleanliness
- Application to FDA regulated products

Sustainability

- 100% Industrial Compostable Materials
- 100% Backyard Compostable Materials
- BPI Certified Prelamination











The mark of
responsible forestry

03 Premium Medicine Essentials

Cabinet manufactures and independently, batch-level quality checks all of our medicines



		CABINET:	Everyone else
FDA	FDA Certified Active Ingredients	✓	✓
	3rd party quality tested	✓	⊘
	Batch-level tested	✓	⊘
	Carcinogen-free verified	✓	⊘
	Allergen-free verified	✓	⊘
	Gluten-free verified	✓	⊘
Certified B Corporation	B-corp Certified	✓	⊘





04

Product Portfolio

Cabinet sells over-the-counter medicines, dietary supplements and prescriptions. Customers can purchase recommended presets or build their own bundles.

COLD & FLU
ANALGESICS
DIGESTIVE HEALTH
SLEEP AID
ALLERGY RELIEF
SUPPLEMENTS
PRESCRIPTIONS
SUMMER 2022
CABINET
Natural Sleep Aid

DIETARY SUPPLEMENTS | OTC MEDICINES | PRESCRIPTIONS (SUMMER 2022 ONWARDS)

Chronic Conditions: IBS, Celiac Disease, Acid Reflux, Migranes, Daily Allergies

Common Ailments: Allergies, Sleep Relief, Digestive Health, Cough and Cold, Pain Relief

Life Moments: New Parents, New Homes, Travel

Traction

Generated $27.7M in cumulative revenue on our first $6.6M raised

We are just getting started on building towards the future of sustainable healthcare.

Cabinet has steadily grown since our founding in 2018. Our anticipated growth in 2022 continues with the launch of 3 additional enterprise contracts (2 Retail and 1 Sustainable Private Label), and product portfolio expansion in our e-commerce channel. By early 2023, we will launch nationally in retail.



Cabinet Annual
Revenue Growth

Cabinet Enterprise
Contracts & Pipeline

$1.9M

Enterprise sales
contracted for 2022

We are launching multiple blue-chip
distribution partnerships in Q1/Q2 2022.

$10.1M

In additional enterprise sales
in the pipeline for 2022.

There are significant expansion
opportunities within the enterprise
relationships we have established.

Cabinet IP Base
Existing & Future

IP CATEGORY	PRODUCT & BRAND	DRUG LEVEL STABILITY DATA	OTC USAGE DATA
DESCRIPTION	**11 Patents** filed for utility and design of product system **7 Trademarks** for capturing market position as The Sustainable Healthcare Co.	**Current:** Product level data for 25 drug molecules applied to our sustainable packaging **Future:** Product level data for additional 100+ drug molecules applied to packaging system	**Current:** Building one of the largest OTC usage datasets in the world. Currently have 1M+ transactions of OTC usage and demographic information **Future:** Continue to layer in qualitative and quantitative patient data to personalize OTC and drug recommendations
APPLICATION / MONETIZATION	Cabinet product system sold in e-commerce, enterprise and retail	Commercialize products in sustainable packaging safe for pharmaceutical usage	Partnerships with insurers/ employers responsible for patient outcomes and costs Personalization of medicine recommendations based on patient Development of net new formulations based on efficacy by user

Cabinet is a Leader
In Sustainable Healthcare



INSIDER
This four-month-old DTC health company is riding the over-the-counter medication surge with an Uber partnership, dynamic pricing, and a COVID "preparedness kit"

Entrepreneur
The World Needs You!
Let's Shape the Future Together—
STARTING NOW!

THE ENTREPRENEURS
Eureka 206: Cabinet
17 July 2020
In 2019, Russell Gong and Achal Patel launched Cabinet, a New York-based company selling ethically made over-the-counter health essentials. During lockdown in the US, Cabinet partnered with Uber to ensure safe delivery of its products.

Forbes BYRDIE RollingStone Health

WELL+GOOD REFINERY29 InStyle TRAVEL+LEISURE

BUSINESS INSIDER GQ People Entrepreneur

In 2020, Cabinet outperformed the revenue plan by $6M due to a rapid demand increase from the COVID-19 pandemic. The strength of our supply chain enabled us to serve customers during this time and drove a revenue bump for our business. Our foundation of revenue (aside from this Covid 'bump') has steadily grown year-over-year since 2018.

Alongside revenue growth, we have built a strong and growing IP base around our product system, brand, and drug-level R&D data (required to commercialize products in new packaging). While we have grown The Sustainable Healthcare Company, we have also built one of the largest OTC usage datasets in the U.S. Given our e-commerce focused distribution, we have a deep understanding of who purchases our products and why. This data has and will continue to inform product development and expansion in the future.

Customers

For our customers, Cabinet is a no-brainer:

A more sustainable, better looking and higher quality option for their everyday medicine essentials.

Target customers for growth in 2022 and 2023:



SUSTAINABILITY-FOCUSED

Consumers who shop sustainable brands in adjacent categories represent approximately 16% of the market share in consumer goods. Today, Cabinet is their only sustainable option in OTC medicines, providing these 40M+ potential customers an opportunity to reduce their plastic waste, without compromising on the quality of products for their homes.



QUALITY-CONSCIOUS MEDICINE PURCHASERS

4% of Americans have some form of allergy that impacts their dietary and medicinal choices. With a focus on 100% batch-level testing, Cabinet is positioned to serve these consumers, along with a broader audience of quality-conscious medicine purchasers (pharmacists, physicians, and other healthcare workers).



ENTERPRISES WITH SUSTAINABILITY AMBITIONS

Beyond our e-commerce business, large enterprises have purchased Cabinet for the same reasons as individual consumers—they're seeking a more sustainable and high-quality option for their existing distribution channels. As we move towards a more sustainable healthcare system overall, these enterprise partners represent revenue scale and mission impact for Cabinet.

Business Model

We sell our products across 3 sales channels,

with revenue streams that will diversify as we grow.

Cabinet
Business model

Sales Channel	Revenue Generation	Impact
E-COMMERCE	Sale of sustainable products, memberships, and services direct to customers.	Reduced plastic usage for OTC, dietary supplement, and prescription products
RETAIL	Sale of sustainable products to retailers for distribution to target consumers.	Reduced plastic usage for OTC products and dietary supplements in retail stores
SUSTAINABLE PRIVATE LABEL	Sale of high-quality medicine to large enterprises with an existing brand, with roadmap to convert to sustainable packaging.	Reduced plastic usage for pharmaceutical industry for OTC, dietary supplement, and prescription products



Revenue & Sustainable Healthcare Impact

Cabinet Expected Revenue
by Sales Channel

Sales Channel	2021	2022	2023
E-COMMERCE	$10.3M	$17.0M	$35.0M
RETAIL	Not Launched	$3.8M	$21.1M
SUSTAINABLE PRIVATE LABEL	$28k	$1.6M	$9.5M

We sell 30+ products across 5 core categories of health: allergy relief, cough and cold, digestive health, sleep relief, and pain relief. These products are sold in 3 primary channels (E-Commerce, Retail, and Sustainable Private Label), which we'll continue to diversify in 2022 and beyond.

Our deep supply chain expertise combined with a first to market advantage on sustainability packaged OTC medicine has enabled us to secure retail and sustainable private label contracts in 2022, with plans to launch retail nationally in early 2023.

In 2024 and beyond, we anticipate retail growth to outpace our other sales channels as it achieves overall scale.

Market

We are in a $378B market that is growing 8.9% annually,

at the intersection of digital healthcare and sustainability trends.


Cabinet is at the Intersection of
Digital Healthcare & Sustainability
Sustainable Brands lead the way
84% of American shoppers are concerned about plastic and packaging waste
THE SUSTAINABLE HEALTHCARE CO™
Digital Health Adoption is Rocketing
Digital health adoption rose from 11 to 46% from 2019 to 2021


The medicine market is large, rapidly growing, and has a large and unserved sustainability and quality focused audience
OTC and Prescription Medicine Market in United States
$378B
Sustainability and quality focused consumers
$60.9B
Market Opportunity Currently Unserved
PRESCRIPTION GLOBAL MARKET GROWING AT 8.9% CAGR THRU 2027

Market Trends in Detail

Sustainable brands lead the way: Consumers are voting with their wallets to buy from brands that align with their values. Sustainable brands lead growth in consumer products. Over the last 5 years, 55% of market growth in consumer goods has come from sustainable brands, despite just representing 16% of market share.

Digital health adoption is rocketing: Consumer awareness of public health is at an all-time high, and consumers are willing to try new forms of care delivery at unprecedented rates. Adoption of telehealth increased from 11% to 46% from 2019 to 2021.

The medicine market is large and rapidly growing: The U.S. OTC and Prescription market are $378B, with no sustainable healthcare brands in the market. That represents a $60.9B market opportunity to serve sustainability and quality-focused consumers. Meanwhile, the global prescription market is growing at 8.9% annually.

Competition

One of the only healthcare companies competing on sustainability and quality


Cabinet Competitive Positioning
We are building a new category in medicine — sustainable, high quality, and good value
SUSTAINABILITY
QUALITY
No Medicine Products Available
A New Category of Medicine
CABINET: THE SUSTAINABLE HEALTHCARE CO™
Private Label Medicines
Brand-Name Medicines

Cabinet was built with a unique
set of capabilities that create
a defensible and financially
sustainable business model

	CABINET:	PRIVATE LABEL DRUGS	BRAND NAME DRUGS
Deep Supply Chain and Manufacturing Expertise	✓	⊘	✓
Environmentally Sustainable and High-Quality Product	✓	⊘	⊘
Humanized Brand	✓	⊘	⊘
Unique/Owned Distribution	✓	✓	✓
Product Patents, IP, and Regulatory Expertise	✓	⊘	✓
Prescription Ready Digital Health Platform	✓	⊘	⊘

Cabinet capabilities in detail:

- Supply chain built on 55 years of manufacturing expertise, which enables product innovation and built-in scale for retail launches and sustainable private label sales channels
- Differentiated product system focused on sustainability, quality, and design
- 13 patents filed with extensive R&D to commercialize products in non-plastic packaging
- A humanized brand - being care-centric is a core value of Cabinet, understanding the transactional nature of the OTC experience today, we have built a competitive advantage on treating our customers the way we treat our own families.
- Exclusive distribution partnerships slated for 2022 and beyond, enabling Cabinet to reach a mass-market audience
- Deep regulatory expertise in bringing different drug formats to market, including prescriptions in 2022
- Digital healthcare platform built in-house by a team of healthcare and technology experts. This platform enables us to launch prescription and tele-health services through our website when desired

Vision

Aiming to build the world's most sustainable healthcare company



We believe in a future world where:

→ Single-use plastic is no longer used in healthcare

→ Medicine is safer for you and your family

→ Your healthcare journey is no longer a transaction, but a moment of care

CABINET: THE SUSTAINABLE HEALTHCARE CO™

Investors

Backed by leading VC investors looking for market-leading returns

that also drive meaningful societal value.

Our investors consist of leading firms and an extensive network of CEO/Founders/Operators in Digital Healthcare and Consumer Goods.

Co-Invest with Leading
Ventures Firms & Operators

techstars_   Gaingels     SOGAL   GLOBAL IMPACT FUND

Founders

The right team for the market opportunity

Our founding team represents expertise spanning medicine manufacturing, retail launch and scaling, mission-driven brand building, and digital healthcare.



Achal Patel
CO-FOUNDER & CEO

3rd generation healthcare entrepreneur with family roots in acetaminophen manufacturing and OTC medicine distribution. Previously worked at Deloitte Consulting leading projects in Healthcare Strategy and Supply Chain.





Russell Gong
CO-FOUNDER & PRESIDENT

Social entreprenuer and US Army Veteran, Russ has 15+ years of experience building purpose-driven companies. He specializes in building products and services designed to combat the effects of climate change.





Nalini Boodoosingh
HEAD OF RETAIL & BUSINESS DEVELOPMENT

Retail and Business Development Leader with experience launching and scaling consumer product in retail stores to $100M+ in revenue. Previously worked at Harry's, Unilever, and Nielsen.





Tyler Martin
HEAD OF DIGITAL & ANALYTICS

Digital healthcare leader with product design and development expertise. Previously worked at Penn Medicine, Deloitte Consulting, and numerous startups.



Team

	Achal Patel	CEO and Co-Founder
	Russell Gong	Co-Founder & President
	Megan Young	Head of Marketing
	Nalini Boodoosingh	Head of Retail & Business Development

	Tyler Martin	Head of Digital & Analytics
	Joanna Tam	Pharmacist
	Mary Kate Kloeblen	Head of Operations
	Tiff Luk	Community Manager
	Emily McMachen	Creative Production Manager
	John Sylvester	Product Manager
	Vandana Patel	Clinical Advisor
	Carrie Rich	Board Member & Impact Advisor
	Ken Goldberg	Advisor - Finance and Business Development
	Raj Malik	Advisor - Legal and Business Development
	Rhett Woods	Advisor - Design and Business Development

Perks

$150	1 Year of Free Cabinet Membership, Includes: $15.00 Credit Towards First Order, 20% Off Refills, and $3.00 Carbon-Neutral Shipping
$250	1 Year of Free Cabinet Membership, Includes: $15.00 Credit Towards First Order, 20% Off Refills, and $3.00 Carbon-Neutral Shipping 1 free Starter Set of your choice
$500	1 Year of Free Cabinet Membership, Includes: $15.00 Credit Towards First Order, 20% Off Refills, and $3.00 Carbon-Neutral Shipping 1 free Starter Bundle of your choice
$2,500	Cabinet sustainably sourced t-shirt 1 Year of Free Cabinet Membership, Includes: $15.00 Credit Towards First Order, 20% Off Refills, and $3.00 Carbon-Neutral Shipping 1 free Starter Bundle of your choice
$5,000	Early access to new Cabinet product launches Cabinet sustainably sourced t-shirt 1 Year of Free Cabinet Membership, Includes: $15.00 Credit Towards First Order, 20% Off Refills, and $3.00 Carbon-Neutral Shipping 1 free Starter Bundle of your choice

FAQ